March 27, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reebonz Holding Limited Registration Statement on Form F-1 File No. 333-229839

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Roth Capital Partners, LLC and Maxim Group LLC, as representatives of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 5:00PM, Eastern Time, on March 28, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Dentons US LLP, request by telephone that such Registration Statement be declared effective.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: March 15, 2019;
(ii)	Dates of distribution: March 15, 2019 through the date hereof;
(iii)	Number of prospective underwriters and selected dealers to whom the preliminary prospectus was furnished: 7; and
(iv)	Number of prospectuses so distributed: electronic 370, print 0.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name: Title:	Aaron M. Gurewitz Head of Equity Capital Market

MAXIM GROUP LLC

By:	/s/ Cliff Teller
Name: Title:	Cliff Teller Managing Director